

December 23, 2025

Robert Cafera
Chief Financial Officer
FirstSun Capital Bancorp
1400 16th Street
Suite 250
Denver, CO 80202

> **Re: FirstSun Capital Bancorp**
> **Registration Statement on Form S-4**
> **Filed December 11, 2025**
> **File Number 333-292064**

Dear Robert Cafera:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christian Windsor at 202-551-3419 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance